Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES THE RESULTS
OF ITS 2017 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 3, 2017 – Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the "Company" or "Ocean Rig"), a global provider of offshore deepwater drilling services, announced today the results of its 2017 Extraordinary General Meeting of Shareholders (the "Meeting").

The following resolutions were approved and adopted at the Meeting:

1.
the Enhanced Special Resolution required pursuant to the current Amended and Restated Articles of Association of the Company, the deletion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the "Current Amended and Restated Memorandum and Articles") in their entirety and the substitution in their place a second amended and restated memorandum and articles of association (the "Second Amended and Restated Memorandum and Articles") in compliance with Cayman Islands law;

2.
the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) reduce the authorised capital of the Company from US$10,005,000,000 divided into One Trillion (1,000,000,000,000) Common Shares of a par value of us $0.01 each and Five Hundred Million (500,000,000) Preferred Shares of a par value of US$0.01 each, to US$19,000,000 consisting of (i) 1,500,000,000 class A common shares of a par value of US$0.01 each, (ii) 300,000,000 class B common shares of a par value of US$0.01 each, and (iii) 100,000,000 preferred shares of a par value of US$0.01 each; and

3.
the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) redesignate 1,500,000,000 existing common shares in the authorised capital of the Company as class A common shares including the existing issued common shares in the Company; (ii) to redesignate 300,000,000 existing common shares in the authorised capital of the Company as class B common shares; (iii) to reduce the authorised but unissued preferred shares in the authorised capital of the Company from 500,000,000 to 100,000,000 by cancelling 400,000,000 authorised but unissued preferred shares; and (iv) to cancel the remaining authorised but unissued 998,200,000,000 common shares in the Company.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in oil and gas prices and downturns in the global economy and the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units, our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
CONTACT DETAILS

Investor Relations / Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel. 212-661-7566 E-mail: oceanrig@capitallink.com